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EXHIBIT 11
QMS, INC. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE NET INCOME (LOSS)
For the Fiscal Year Ended December 31, 1999, the Transition Period Ended January 1, 1999, and the Fiscal Years Ended October 2, 1998, and October 3, 1997

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                                                           Transition
(in thousands, except per share amounts)           1999      Period      1998      1997
                                                 --------  ----------  --------  --------
Net income (loss)                               $(27,400)   $   112    $ 1,825   $(26,122)
                                                ========    =======    =======   ========


Shares used in this computation:
 Weighted average common shares
  outstanding (basic)                             12,152     10,697     10,697     10,696

 Shares applicable to stock options, net
  of shares assumed to be purchased
  from proceeds at average market                      0        179        190          0
                                                --------    -------    -------   --------

Total diluted shares                              12,152     10,876     10,887     10,696
                                                ========    =======    =======   ========


Net income (loss) per common share:
 Basic and diluted before extraordinary loss    $  (2.22)   $  0.01    $  0.17   $  (2.44)
 Extraordinary loss                                (0.03)       .00        .00        .00
                                                --------    -------    -------   --------
 Basic and diluted after extraordinary loss     $  (2.25)   $  0.01    $  0.17   $  (2.44)
                                                ========    =======    =======   ========

 Weighted average number of shares used in
 computing net income (loss) per share:
  Basic                                           12,152     10,697     10,697     10,696
  Diluted                                         12,152     10,887     10,887     10,696

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